FLAGSTAR ADVISORS, INC.
(A Wholly Owned Subsidiary of Flagstar Bank N.A.)

Financial Statements and Supplemental Information

December 31, 2025

(With Report of Independent Registered Public Accounting Firm Thereon)

FLAGSTAR ADVISORS, INC.
(A Wholly Owned Subsidiary of Flagstar Bank N.A.)

Table of Contents

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SEC FILE NUMBER
8-52697

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

ANNUAL REPORTS
FORM X-17A-5
PART III

FACING PAGE
Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING 01/01/25 (MM/DD/YY) AND ENDING 12/31/25 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: Flagstar Advisors, INC.

TYPE OF REGISTRANT (check all applicable boxes):
☒ Broker-dealer ☐ Security-based swap dealer ☐ Major security-based swap participant
☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

1400 Broadway, 16th Floor
(No. and Street)

New York	NY	10018
(City)	(State)	(Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

Shweta Pawani	551-318-5422	shweta.pawani@flagstar.com
(Name)	(Area Code – Telephone Number)	(Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

Baker Tilly US, LLP
(Name – if individual, state last, first, and middle name)

790 N. Water Street, Ste 2000	Milwaukee	WI	53202
(Address)	(City)	(State)	(Zip Code)

10/22/2003	23
(Date of Registration with PCAOB)(if applicable)	(PCAOB Registration Number, if applicable)

FOR OFFICIAL USE ONLY

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17 CFR 240.17a-5(e)(1)(ii), if applicable.

Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, <u>Shweta Pawani</u>, swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of <u>Flagstar Advisors, INC.</u>, as of <u>12/31</u>, 2<u>025</u>, is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.

Signature:
<u>Shweta Pawani</u>

Digitally signed by Shweta Pawani
Date: 2026.03.29 16:24:34 -04'00'

Title:
Chief Financial Officer

<u>Shweta Pawani</u>

Digitally signed by Shweta Pawani
Date: 2026.03.29 16:25:02 -04'00'

Notary Public

This filing contains (check all applicable boxes):**

- ☑ (a) Statement of financial condition.
- ☑ (b) Notes to consolidated statement of financial condition.
- ☑ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
- ☑ (d) Statement of cash flows.
- ☑ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
- ☐ (f) Statement of changes in liabilities subordinated to claims of creditors.
- ☑ (g) Notes to consolidated financial statements.
- ☑ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
- ☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- ☑ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- ☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
- ☑ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
- ☑ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- ☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- ☐ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
- ☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- ☑ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- ☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☑ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☑ (t) Independent public accountant's report based on an examination of the statement of financial condition.
- ☐ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
- ☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☑ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
- ☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
- ☐ (z) Other: _____

*****To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.*



Report of Independent Registered Public Accounting Firm

To the Stockholder and the Board of Directors
Flagstar Advisors, Inc.

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of Flagstar Advisors, Inc. (the Company) as of December 31, 2025, the related statements of operations, changes in stockholder's equity, and cash flows for the year then ended, and the related notes (collectively referred to as the financial statements). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2025, and the results of its operations and its cash flows for the year then ended, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Supplemental Information

The supplemental information contained in Schedules I – Computation of Net Capital Under Rule 15c3-1 of the Securities and Exchange Commission, Schedule II – Computation for Determination of Reserve Requirements Under Rule 15c3-3 of the Securities and Exchange Commission, and Schedule III – Information Relating to Possession or Control Requirements Under Rule 15c3-3 of the Securities and Exchange Commission, has been subjected to audit procedures performed in conjunction with the audit of Company's financial statements. The supplemental information is the responsibility of the Company's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C.F.R. § 240.17a5. In our opinion, the supplemental information is fairly stated, in all material respects, in relation to the financial statements as a whole.

Baker Tilly US, LLP

We have served as the Company's auditor since 2025.

Milwaukee, Wisconsin
March 31, 2026

FLAGSTAR ADVISORS, INC.

(A Wholly Owned Subsidiary of Flagstar Bank N.A.)

Statement of Financial Condition

December 31, 2025

Assets

Cash and cash equivalents ($844,106 with the Parent)	$	34,964,002
Restricted cash		100,000
Receivable from broker-dealers and clearing organizations		306,876
Receivable from affiliate		968,581
Deferred tax asset, net		93,928
Other assets		1,035,948
Total assets	$	37,469,334

Liabilities and Stockholder's Equity

Liabilities:		
Accrued expenses payable	$	1,038,761
Intercompany taxes payable		145,397
Total liabilities		1,184,158
Stockholder's equity:		
Common stock, $1 par value. Authorized 100 shares; issued and outstanding 60 shares		60
Additional paid-in capital		33,375,903
Retained earnings		2,909,214
Total stockholder's equity		36,285,177
Total liabilities and stockholder's equity	$	37,469,334

See accompanying notes to financial statements.

FLAGSTAR ADVISORS, INC.
(A Wholly Owned Subsidiary of Flagstar Bank N.A.)

Statement of Operations

Year ended December 31, 2025

Revenues:		
Commissions	$	9,188,929
Investment advisory fees		7,293,801
Interest and dividends		1,508,499
Other income		100,030
Total revenues		18,091,259
Expenses:		
Compensation and benefits		13,761,281
Clearing and execution fees		440,987
Commissions		556,420
Occupancy and equipment		931,904
Insurance		59,869
Professional fees		255,616
Marketing		39,614
Interest		264
Other general and administrative		2,209,611
Total expenses		18,255,565
Loss before benefit from income taxes		(164,307)
Benefit from income taxes		(43,289)
Net loss	$	(121,018)

See accompanying notes to financial statements.

FLAGSTAR ADVISORS, INC.
(A Wholly Owned Subsidiary of Flagstar Bank N.A.)

Statement of Changes in Stockholder's Equity

Year ended December 31, 2025

	Common stock		Additional paid-in capital		Retained earnings		Total
Balance at December 31, 2024	$	60	$	33,375,903	$	3,030,232	$ 36,406,195
Net loss		—		—		(121,018)	(121,018)
Balance at December 31, 2025	$	60	$	33,375,903	$	2,909,214	$ 36,285,177

See accompanying notes to financial statements.

FLAGSTAR ADVISORS, INC.
(A Wholly Owned Subsidiary of Flagstar Bank N.A.)

Statement of Cash Flows

Year ended December 31, 2025

Cash flows from operating activities:		
Net loss	$	(121,018)
Adjustments to reconcile net loss to net cash used in operating activities:		
Decrease (increase) in operating assets:		
Receivable from affiliate		(968,581)
Receivable from broker-dealers and clearing organizations		361,946
Deferred tax asset, net		24,181
Other assets		(307,535)
Increase (decrease) in operating liabilities:		
Accrued expenses payable		(848,485)
Payable to affiliate		(218,810)
Intercompany taxes payable		134,842
Net cash used in operating activities		(1,943,460)
Net decrease in cash, cash equivalents and restricted cash		(1,943,460)
Cash, cash equivalents, and restricted cash at beginning of year		37,007,462
Cash, cash equivalents, and restricted cash at end of year	$	35,064,002
Supplemental disclosure of cash flow information:		
Interest paid during the year	$	264
Income taxes paid to the Parent during the year	$	191,133

Note: Cash, cash equivalents, and restricted cash at beginning and end of year includes $100,000 in restricted cash

See accompanying notes to financial statements.

FLAGSTAR ADVISORS, INC.
(A Wholly Owned Subsidiary of Flagstar Bank N.A.)

Notes to Financial Statements

December 31, 2025

(1)   Organization

Flagstar Advisors, Inc. ("FSA" or "the Company"), a wholly owned subsidiary of Flagstar Bank N.A. ("the Parent"), was incorporated in the State of New York on May 26, 2000. The Company is a registered broker and dealer in securities with the Securities Exchange Act of 1934 and is a member of the Financial Industry Regulatory Authority (FINRA).

(2)   Summary of Significant Accounting Policies

(a)   *Basis of Presentation and Use of Estimates and Assumptions*

The Company's financial statements are prepared in accordance with U.S. Generally Accepted Accounting Principles ("U.S. GAAP"), which requires management to make estimates and assumptions that may affect the amounts reported in the financial statements and accompanying notes. These estimates and underlying assumptions affect the amounts of assets and liabilities, and revenue and expenses reported. Such estimates, by their nature, are based on judgment and available information and, therefore, may vary from actual results.

The accompanying financial statements have been prepared from separate records maintained by the Company, and may not necessarily be indicative of the financial condition and results of operations, which would have existed if the Company had been operating as an unaffiliated entity.

(b)   *Cash and Cash Equivalents*

The Company has defined cash and cash equivalents as highly liquid investments with original maturities of three months or less.

The Company's cash and cash equivalents balance was $34,964,002 at December 31, 2025. This amount primarily consisted of Fidelity U.S. government money market funds of $34,119,896. The Company also maintains $844,106 with the Parent which consisted of $483,935 in a bank money market account and $360,171 in a bank demand account.

(c)   *Restricted Cash*

The Company maintains $100,000 as cash pledged at its clearing broker. Cash pledged is classified as restricted cash in the statement of cash flows.

(d)   *Receivable from Broker-Dealers and Clearing Organizations*

The Company's receivable from broker-dealers and clearing organizations balance was $306,876 at December 31, 2025. This amount primarily consisted of commissions and fees receivable from its clearing broker of $306,002 and a cash balance of $874.

(e)   *Allowance for Credit Losses*

The Company evaluates its receivables for expected credit losses in accordance with Accounting Standards Codification (ASC) 326, Financial Instruments—Credit Losses. Based on the nature

of the Company's operations, all receivables are short-term in duration and are contractually due within 30 days. The Company has a consistent history of timely collections and has not experienced credit losses on these receivables.

Given the short collection period and the Company's evaluation of credit risk, management determined that the expected credit losses are immaterial. Accordingly, no allowance for credit losses has been recorded as of the reporting date.

(f) *Revenue Recognition*

The Company recognizes revenue in accordance with Accounting Standards Codification (ASC) 606 – Revenue Recognition. The Company continuously analyzes its revenue to determine which types of revenue include satisfying performance obligations, the determining factor for whether the revenue is considered derived from contracts with customers. Types of revenue earned includes commissions (Footnote 2(g)) and investment advisory fees (Footnote 2(h)).

(g) *Commissions*

The Company provides brokerage account and insurance intermediary services and earns a commission on a transactional basis.

Brokerage Commissions:

1. *Securities & Fixed Income*: Brokerage account services involve trade executions and custody services, through National Financial Services LLC ("NFS"), a Fidelity subsidiary. Each time a customer enters into a buy or sell transaction, the Company charges a commission. Commissions and related clearing expenses are recorded on the trade date, i.e., the date that NFS fills the trade order and confirms the trade with the customer. The Company believes that the performance obligation is satisfied on the trade date because that is when the underlying financial instrument or purchaser is identified, the pricing is agreed upon and the risks and rewards of ownership have been transferred to/from the customer.

   Riskless Principal: The Company conducts riskless principal transactions, which involve the simultaneous purchase and sale of securities to fulfill customer orders, acting as a principal. Revenue from riskless principal transactions is derived from the markup or markdown applied to the securities price, which is described as a transaction-based compensation. Riskless principal transaction revenues and related expenses are recognized on a trade-date basis because that is when the underlying financial instrument or purchaser is identified, the pricing is agreed upon and the risks and rewards of ownership have been transferred to/from the customer. All trades were settled as of December 31, 2025.

2. *Mutual Funds & Money Market Funds*: Company recognizes revenue for mutual funds and money market funds transactions upfront when they are purchased. Subsequently, the Company earns recurring 12b-1 trail fees on a monthly, quarterly, semi-annual, or annual basis. The ability for mutual funds to charge a 12b-1 fee was built into the Securities Act

of 1940, which first authorized mutual funds and described their rules and restrictions. These commissions, which vary, are assessed based on the value of a client's holdings in the specific mutual fund or money market fund. Typical fees range from 25 to 100 basis points of the asset value and continue for as long as the client retains the investment.

Annuities & Insurance: The Company also provides insurance intermediary services by placing annuities and certain variable life insurance policies on behalf of its customers. For each policy placed, the Company earns an up-front commission and a trailing commission, which is based on the value of the annuity and is paid until the related policy is surrendered or annuitized. The Company believes that the performance obligation related to the up-front commission is satisfied on the transaction date when the terms of the purchase of the insurance policy have been contractually agreed by the insurer and policyholder and the insurer has a present right to payment from the policyholder. The trailing commission is recognized at the end of each quarter based on the fair value of the annuities provided by the respective insurer.

(h) Investment Advisory Fees

The Company provides investment advisory services through Envestnet Wealth on a daily basis. The Company believes that the performance obligation for providing advisory services is satisfied over time because the customer is receiving and consuming the benefits as they are provided by the Company. Fee arrangements are based on a percentage applied to the customer's assets under management ("AUM"). Fees are billed quarterly based on the market value of the AUM at the end of the preceding quarter. Revenue is recognized on a monthly basis for the services provided in that period, which are distinct from the services provided in other periods.

(i) Interest and Dividends

Interest income and expense are recorded on an accrual basis. Dividend income is recorded on the ex-dividend date.

(j) Other Income

Other income represents miscellaneous income separate from the Company's core business. For the year ended December 31, 2025 the Company earned $100,030 in other income, primarily consisting of $100,000 worth of business development credits, and $30 miscellaneous income.

(k) Stock-Based Compensation

The Parent allocates compensation expense to the Company on restricted shares awarded to Flagstar Advisors' employees based on grant date fair value over the requisite service period with a corresponding credit to the Intercompany Payable/Receivable account with the Parent. In 2025, Flagstar Advisors reimbursed the Bank for all stock-based compensation expense related to Bank shares issued to Flagstar Advisors' employees.

(l) Income Taxes

The Parent files consolidated Federal, New York State, and New York City income tax returns. Additionally, there are state and local tax returns filed in various other jurisdictions on both a consolidated basis, as well as a separate Company basis. The Company has entered into a tax allocation agreement with the Parent, whereby the Company determines its Federal, state, and local income tax on a separate company basis using the same computational method as the consolidated group.

Income taxes are accounted for under the asset and liability method. Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases, as well as the estimated future tax consequences attributable to net operating losses and tax credit carryforwards. Deferred tax assets and liabilities are measured using enacted tax rates expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date. If appropriate, deferred tax assets are adjusted by a valuation allowance, which reflects expectations to the extent which such assets will be realized.

The Company recognizes the effect of the income tax positions only if those positions are more likely than not of being sustained in accordance with ASC 740, Income Taxes. Recognized income tax positions are measured at the largest amount that is greater than 50% likely of being realized. Changes in recognition or measurement are reflected in the period in which the change in judgment occurs.

(m) Loss Contingencies

Liabilities for loss contingencies arising from claims, assessments, litigation, fines, and penalties and other sources are recorded when it is probable that a liability has been incurred and the amount can be reasonably estimated. Legal costs incurred in connection with loss contingencies are expensed as incurred.

(n) Segment Reporting

The Company reports segment information in accordance with ASC Topic 280, Segment Reporting. The Company is engaged in a single line of business as a securities broker-dealer, which is comprised of services, including brokerage, and investment advisory services. The Company has identified its chief executive officer as the chief operating decision maker ("CODM") who uses net income/ (loss) to evaluate the results of the business and manage the

Company. The Company's Operations constitute a single operating segment and therefore, a single reportable segment, because the CODM manages the business activities using information of the Company as a whole. The accounting policies used to measure the profit or loss of the segment are the same as those described in the summary of significant accounting policies. The Company's significant revenues and expenses are reported on the face of the Statement of Operations. The Company does not have any single customer that accounts for 10% or more of the revenue.

(3) Revenue from Contracts with Customers

The following table presents revenue by major source as of December 31, 2025:

	Current Year
Revenue from contracts with customers	
Commissions	
Brokerage commissions	
Securities & Fixed Income	$ 1,888,420
Mutual Funds & Money Market Funds	5,594,731
Total Brokerage commissions	7,483,152
Insurance intermediary services	1,705,777
Total commissions revenue	9,188,929
Asset management fees	
Investment advisory fees	7,293,801
Total asset management fee revenue	7,293,801
Total revenue from contracts with customers	$ 16,482,730

(4) Fair Value Measurements

ASC 820, Fair Value Measurement, defines fair value, establishes a framework for measuring fair value and expands disclosures about fair value measurements. ASC 820 applies only to fair value measurements already required or permitted by other accounting standards and does not impose requirements for additional fair value measures. Pursuant to ASC 820, the fair value of a financial instrument is defined as the amount that would be received to sell an asset or paid to transfer a liability, or the "exit price," in an orderly transaction between market participants at the measurement date. The Company's investments in money market funds are recorded at fair value on a recurring basis. ASC 820 uses a three-level hierarchy for fair value measurements based upon the market observability and

reliability of inputs used to value assets and liabilities. ASC 820 does not dictate when fair values should be the basis to account for a financial asset or liability, nor does it prescribe which valuation technique should be used. Rather, ASC 820 requires an entity to choose appropriate valuation techniques based upon market conditions, and the availability, reliability, and observability of valuation inputs.

The fair value hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level 1) and the lowest priority to unobservable inputs (Level 3). If the inputs used to measure an asset or a liability fall to different levels within the hierarchy, the classification of the entire asset or liability will be based on the lowest level input that is significant to the overall fair value measurement of the asset or liability. The Company categorizes assets and liabilities based on the inputs to the valuation techniques used to measure fair value as follows:

Level 1 – Unadjusted quoted prices in active markets that are accessible at the measurement date for identical, unrestricted assets or liabilities.

Level 2 – Quoted prices for similar instruments in active markets, quoted prices in markets that are not active or financial instruments for which all significant inputs are observable, either directly or indirectly.

Level 3 – Valuation is generated from model-based techniques that use significant assumptions not observable in the market. These unobservable assumptions would reflect the Company's own estimates of assumptions that market participants would use in pricing the asset or liability. Such valuation techniques include the use of option pricing models, discounted cash flow models, and similar techniques.

The fair value of the Company's investment in money market funds included in cash and cash equivalents was determined using the closing market price and is included in Level 1. The carrying value of the Company's investments in such funds as of December 31, 2025:

Assets at Fair Value:	Level 1	Level 2	Level 3	Total
Money market funds	$ 34,603,831	-	-	$ 34,603,831
Total Assets at fair value	$ 34,603,831	-	-	$ 34,603,831

There were no transfers in or out of Levels 1, 2 or 3.

(5)   Regulatory Requirements

The Company is a registered broker dealer and, accordingly, is subject to net capital requirements of SEC Rule 15c3-1 (SEC Net Capital Rule) and FINRA. The Company has elected to select the basic method permitted by the SEC Net Capital Rule, which requires that it maintain a minimum net capital equal to the greater of $100,000 or 6-2/3 percent of its aggregate indebtedness. At December 31, 2025

the Company's net capital was $31,698,328, which was $31,598,328 in excess of its required net capital of $100,000.

The Company operates pursuant to the exemptive provisions of Section (k)(2)(ii) of the Securities and Exchange Commission's Computation of Reserve Requirements Rule 15c3-3 and Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R. § 240.17a-5.

(6)   Employee Savings Plan

The Company, with the Parent, has a 401(k) program under which employees may make personal contributions of up to 60% of eligible compensation on either pretax or Roth by means of payroll deductions. The Company matches 100% of the first 3% of contributions to the plan and 50% of the next 2% of compensation contributed. In accordance with the expense sharing agreement with the Parent, the Company is allocated a portion of this expense based upon an overall benefits allocation between the Company and the Parent. During the year ended December 31, 2025, 401(k) Plan Employer Contribution expense was $185,919 and is included in Compensation and benefits in the accompanying statement of operations.

(7)   Income Taxes

Flagstar Bank, N.A (the Parent), has filed its consolidated federal, New York State and New York City tax returns, of which the Company is included, for the year-ended December 31, 2025. Additionally, the Company has separately filed other state and local tax returns on a stand-alone basis. The parent will timely file its 2025 federal, New York State, and New York City tax returns by the appropriate due date. The Company has entered into a tax allocation agreement with the Parent. The provision for income taxes of the Company is determined on a separate company basis using the same computational method as the consolidated group.

The Company has adopted Accounting Standard Update (ASU) 2023-09, Income Taxes (Topic 740): Improvements to Income Tax Disclosures, and has applied its provisions in preparing the accompanying income tax disclosures.

The following table presents the components of the provision for income taxes for the year ended December 31, 2025:

FLAGSTAR ADVISORS, INC.
(A Wholly Owned Subsidiary of Flagstar Bank N.A.)

Notes to Financial Statements

December 31, 2025

Tax Expense (Benefit)		
Federal:		
Current	$	(50,857)
Deferred		18,686
Total	$	(32,171)
State and Local:		
Current	$	(16,613)
Deferred		5,495
Total	$	(11,118)
Total:		
Current	$	(67,470)
Deferred		24,181
Total	$	(43,289)

At December 31, 2025, the Company had a net deferred tax asset of $93,928 entirely attributable to accrued compensation.

Deferred tax assets		
Accrued compensation	$	361,160
Tax rate		26%
Total deferred tax assets	$	93,928

In accordance with the tax allocation agreement, all current taxes continue to be settled in cash between the Parent and the Company.

After considering all available positive and negative evidence, management concluded that a valuation allowance for deferred tax assets was not necessary because it is more likely than not that these tax benefits will be fully realized.

Effective Tax Rate Reconciliation

The following table presents a reconciliation of statutory federal income tax expense to combined effective income tax expense as of December 31, 2025:

	Expense (benefit)	Rate
Statutory Federal income tax expense (benefit)	$ (34,505)	21.00%
State and local income taxes, net of federal income tax benefits	(8,784)	5.35%
Non-deductible expenses	-	0.00%
Other, net	-	0.00%
Effective income tax expense (benefit)	$ (43,289)	26.35%

The Company's effective tax rate differs from the U.S. statutory rate due to state and local taxes.

Income Taxes Paid

The Company remitted income taxes to its Parent for the follow jurisdictions:

Federal	$	144,007
State		
New York State		19,914
New York City		12,694
Other States *		14,518
Total	$	191,133

*The amount of income taxes paid during the year does not meet the 5% disaggregation.

The Company operates primarily within the United States and is subject to taxation in federal and various state jurisdictions.

Uncertain Tax Position

The Company recognizes the effect of income tax positions only if those positions are more likely than not to be sustained upon examinations. As of December 31, 2025, the Company has no unrecognized tax benefits.

(8) Related-Party Transactions

As of year-end December 31, 2025, the Company maintains $844,106 with the Parent which consisted of $483,935 in a bank money market account and $360,171 in a bank demand account. The Company had a $968,581 receivable from the Parent related to the settlement of intercompany activity.

The Company had a $145,397 payable to the Parent for its share of the consolidated group's tax expense, recorded in Intercompany taxes payable on the accompanying statement of financial condition.

17

For the year ended December 31, 2025, the Company earned $16,333 in interest income on the bank's money market account held with the Parent.

For the year ended December 31, 2025, the Company incurred $18,255,565 in expenses, which primarily consists of total compensation and benefits expense of $13,761,281. The Company incurred $4,494,285 in other expenses for certain occupancy, professional fees, marketing, and other general and administrative costs. All expenses are paid by the Parent and reimbursed by the Company. The Company has in place an expense sharing agreement with its Parent.

For the year ended 2025, the Company recognized $828,715 of lease expense allocated from the Parent. The allocation is determined based on an established expense-sharing methodology that allocates occupancy costs using relative square-footage utilization. The Company believes the allocation methodology is reasonable, and is consistently applied.

(9) Financial Transactions

In the normal course of business, the Company's client activities involve the execution and settlement of various securities and financial instrument transactions through National Financial Services LLC. In connection with these activities, a client's unsettled trade may expose the Company to off-balance sheet risk in the event the client is unable to fulfill its contracted obligations and the Company has to purchase or sell the financial instruments underlying the contract at a loss.

As part of the Company's securities and financial instrument transactions settlement activities, the Company uses securities as collateral. In the event the client is unable to fulfill its contractual obligation, the Company may be exposed to the risk of acquiring the securities at prevailing market prices in order to satisfy its obligations. The Company monitors this risk by reviewing the market values of financial instruments pledged on a daily basis and by requiring adjustments of collateral levels in the event of excess market exposure.

The maximum potential number of future payments that the Company could be required to make under these indemnifications cannot be estimated. However, the Company believes that it is unlikely it will have to make material payments under these arrangements and has not recorded any contingent liability in the consolidated financial statements for these indemnifications.

(10) Subsequent Events

The Company has evaluated subsequent events for potential recognition and/or disclosure through March 31, 2026, the date the financial statements were available to be issued, noting none.

FLAGSTAR ADVISORS, INC.

(A Wholly Owned Subsidiary of Flagstar Bank N.A.)

Computation of Net Capital Under Rule 15c3-1
of the Securities and Exchange Commission

Year ended December 31, 2025

Stockholder's equity	$	36,285,177
Deductions and/or charges:		
Nonallowable assets		
Restricted cash		100,000
Receivable from affiliate		968,581
Deferred tax asset, net		93,928
Other assets		1,035,948
Total nonallowable assets		2,198,456
Net capital before haircuts on securities positions		34,086,720
Haircuts on securities:		
U.S. Government Money Market Funds		(2,388,393)
Net capital		31,698,328
Computation of alternative net capital requirement:		
Net capital requirement (Greater of $100,000 or 6-2/3% of aggregate indebtedness)		100,000
Excess net capital	$	31,598,328
Total aggregate indebtedness		1,184,158
Percentage of aggregate indebtedness to net capital		3.74%

Note: There are no material differences between the preceding computation and the Company's corresponding unaudited Part IIA of Form X-17A-5 as of December 31, 2025, filed on January 26, 2026.

See accompanying report of independent registered public accounting firm.

FLAGSTAR ADVISORS, INC.

(A Wholly Owned Subsidiary of Flagstar Bank N.A.)

Computation for Determination of Reserve Requirements
Under Rule 15c3-3 of the Securities and Exchange Commission

Year ended December 31, 2025

The Company claims an exemption from rule 15c3-3 as of December 31, 2025 based upon Section (k)(2)(ii) and because the Company's other business activities contemplated by Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R. § 240.17a-5 are limited to: (1) Mutual fund retailer; (2) Broker or dealer selling variable life insurance or annuities; and (3) Investment advisory services; and the Company (1) did not directly or indirectly receive, hold, or otherwise owe funds or securities for or to customers, (other than money or other consideration received and promptly transmitted in compliance with paragraph (a) or (b)(2) of Rule 15c2-4; (2) did not carry accounts of or for customers; and (3) did not carry PAB accounts (as defined in Rule 15c3-3) throughout the most recent fiscal year without exception. Customer transactions are cleared through another broker/dealer on a fully disclosed basis.

See accompanying report of independent registered public accounting firm.

FLAGSTAR ADVISORS, INC.
(A Wholly Owned Subsidiary of Flagstar Bank N.A.)

Information Relating to Possession or Control Requirements
Under Rule 15c3-3 of the Securities and Exchange Commission

Year ended December 31, 2025

The Company claims an exemption from rule 15c3-3 as of December 31, 2025 based upon Section (k)(2)(ii) and because the Company's other business activities contemplated by Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R. § 240.17a-5 are limited to: (1) Mutual fund retailer; (2) Broker or dealer selling variable life insurance or annuities; and (3) Investment advisory services; and the Company (1) did not directly or indirectly receive, hold, or otherwise owe funds or securities for or to customers, (other than money or other consideration received and promptly transmitted in compliance with paragraph (a) or (b)(2) of Rule 15c2-4; (2) did not carry accounts of or for customers; and (3) did not carry PAB accounts (as defined in Rule 15c3-3) throughout the most recent fiscal year without exception. Customer transactions are cleared through another broker/dealer on a fully disclosed basis.

See accompanying report of independent registered public accounting firm.

Flagstar Advisors, INC. Exemption Report

Flagstar Advisors INC. (the "Company") is a registered broker-dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Commission (17 C.F.R. §240.17a-5, "Reports to be made by certain brokers and dealers"). This Exemption Report was prepared as required by 17 C.F.R. § 240.17a-5(d)(1) and (4). To the best of its knowledge and belief, the Company states the following:

(1) The Company claimed an exemption from 17 C.F.R. § 240.15c3-3 under the following provisions of 17 C.F.R. § 240.15c3-3 *(k)(2)*(ii) the "exemptive provisions"); and:

(2) The Company met the identified exemption provisions in 17 C.F.R. §240.15c3-3 (k) throughout the period from January 1, 2025 to December 31, 2025.

(3) The Company is also filing this Exemption Report because the Company's other business activities contemplated by Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R. § 240.17a-5 are limited to: (1) Mutual fund retailer; (2) Broker or dealer selling variable life insurance or annuities; (3) Investment Advisory Services; and (4) Underwriter or selling group participant (corporate securities other than mutual funds); and the Company (1) did not directly or indirectly receive, hold, or otherwise owe funds or securities for or to customers, other than money or other consideration received and promptly transmitted in compliance with paragraph (a) or (b)(2) of Rule 15c2-4; (2) did not carry accounts of or for customers; and (3) did not carry PAB accounts (as defined in Rule 15c3-3) throughout the most recent fiscal year without exception.

Flagstar Advisors, INC.

I, Shweta Pawani, swear (or affirm) that, to my best knowledge and belief, this Exemption Report is true and correct.

Shweta Pawani

_____
Shweta Pawani, Chief Financial Officer
March 31, 2026